Filed Pursuant to Rule 433

Registration Statement No. 333-123780

June 12, 2006

PRICING TERM SHEET

Issuer:	Consolidated Edison Company of New York, Inc.
Ratings:	A1 (Moody’s); A (S&P); A+ (Fitch)
Issue of Securities:	6.20% Debentures, Series 2006 B due 2036
Principal Amount:	$400,000,000
Coupon:	6.20% per annum
Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing December 15, 2006
Maturity:	June 15, 2036

Treasury Benchmark:	5.375% due February 15, 2031
US Treasury Yield:	5.114%
Spread to Treasury:	1.10%
Re-offer Yield:	6.214%

Initial Public Offering Price:	per Debenture: 99.811%; Total: $399,244,000
Underwriting Discount:	per Debenture: 0.875%; Total: $3,500,000
Proceeds (before expenses) to the Company:	per Debenture: 98.936%; Total: $395,744,000

Optional Redemption:	Make Whole Treasury Rate + 20 basis points

Minimum Denomination:	$1,000

Settlement Date:	June 15, 2006 (T+3)

CUSIP:	209111 EM 1

Underwriters:	Barclays Capital Inc. (26%)
BNY Capital Markets, Inc. (26%)
Merrill Lynch, Pierce, Fenner & Smith Incorporated (26%)
KeyBanc Capital Markets, a division of McDonald Investments Inc. (6%)
Raymond James & Associates, Inc. (6%)
KBC Financial Products USA Inc. (3%)
Mellon Financial Markets, LLC (3%)
Loop Capital Markets, LLC (2%)
The Williams Capital Group, L.P. (2%)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-227-2275, ext. 2663, BNY Capital Markets, Inc. toll-free at 1-800-241-5189 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408.